UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                                TELOS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

          12% CUMULATIVE EXCHANGEABLE REDEEMABLE PREFERRED STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87969B 20 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Timothy G. Ewing
                                Ewing & Partners
                                2200 Ross Avenue
                                 Suite 4660 West
                               Dallas, Texas 75201
                                 (214) 999-1900
--------------------------------------------------------------------------------
              (Name, Address, Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 22, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages

---------------------------------           ------------------------------------
CUSIP No. 87969B 20 0                                          Page 2 of 8 Pages
---------------------------------           -----------------------------------

================================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Ewing & Partners

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /

                                                                     (b) / /
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                / /
    Not applicable
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Texas
--------------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    714,317
--------------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    0
--------------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    714,317
--------------------------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED DISPOSITIVE POWER
    0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    714,317
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                      / /
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    19.87%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    PN
================================================================================

---------------------------------           ------------------------------------
CUSIP No. 87969B 20 0                                          Page 3 of 8 Pages
---------------------------------           ------------------------------------

================================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Value Partners, Ltd.

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /

                                                                     (b) / /
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                / /
    Not applicable
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Texas
--------------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    714,317
--------------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    0
--------------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    714,317
--------------------------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED DISPOSITIVE POWER
    0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    714,317
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                      / /
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    19.87%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    PN
================================================================================

---------------------------------           ------------------------------------
CUSIP No. 87969B 20 0                                          Page 4 of 8 Pages
---------------------------------           ------------------------------------

                         AMENDMENT NO. 6 to SCHEDULE 13D

         This statement amends ("Amendment No. 6") the Schedule 13D (the "Schedule"), and Amendment No. 1 to the Schedule ("Amendment No. 1"), Amendment No. 2 to the Schedule ("Amendment No. 2"), Amendment No. 3 to the Schedule ("Amendment No. 3"), Amendment No. 4 to the Schedule ("Amendment No. 4") and Amendment No. 5 to the Schedule ("Amendment 5") filed by Value Partners, Ltd. ("VP") and Fisher Ewing Partners ("E&P") with the Securities and Exchange Commission on November 13, 1995, February 15, 1996, May 13, 1996, November 6, 1996, December 24, 1996, and April 2, 1997, respectively, with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value per share ("Exchangeable Preferred Stock"), of Telos Corporation, a Maryland corporation (the "Issuer"). (The Schedule and Amendment Nos. 1, 2, 3, 4, 5 and this Amendment No. 6, are collectively referred to herein as the "Schedule" where the context so permits.) All defined terms refer to terms defined herein, in the Schedule and in Amendment Nos. 1, 2, 3, 4 and 5. Notwithstanding this Amendment No. 6, the Schedule and Amendment Nos. 1, 2, 3, 4 and 5 speak as of their respective dates. The Schedule and Amendment Nos. 1, 2, 3, 4 and 5 are amended only to the extent set forth below:

         Item 2. Identity and Background appearing in the Schedule is deleted in its entirety and replaced with the following:

         "Item 2. Identity and Background

         (a)-(c) This Amendment No. 6 is filed by Value Partners, Ltd. ("VP"), a Texas limited partnership. Ewing & Partners (formerly known as "Fisher Ewing Partners") ("E&P"), a Texas general partnership, is the general partner of VP. Timothy G. Ewing and Ewing Asset Management, Inc., a Texas limited liability company ("EAM"), are the general partners of E&P. EAM is controlled by Mr. Ewing. The principal place of business for Mr. Ewing, E&P, EAM and VP is Suite 4660 West, 2200 Ross Avenue, Dallas, Texas 75201. All references to Fisher Ewing Partners in the Schedule 13D and Amendments No. 1 through 5, inclusive, shall now refer to E&P, as the context so requires.

         The present principal occupation or employment of Mr. Ewing is managing general partner of E&P. The principal business of EAM is acting as a general partner of E&P. The principal business of E&P is the management of VP. The principal business of VP is investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities.

         (d) None of VP, E&P, EAM or Mr. Ewing, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of VP, E&P, EAM or Mr. Ewing has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Ewing is a citizen of the United States of America."

---------------------------------           ------------------------------------
CUSIP No. 87969B 20 0                                          Page 5 of 8 Pages
---------------------------------           ------------------------------------

         Item 4. Purpose of Transaction appearing in the Schedule is deleted in its entirety and replaced with the following:

"Item 4. Purpose of Transaction

         The purpose of the acquisition of shares of the Issuer's Exchangeable Preferred Stock by VP and E&P is for investment. The shares reported on this Schedule were not purchased with the intention of exercising control over the Issuer. Although the Exchangeable Preferred Stock is non-voting stock, it has the exclusive right to vote as a class for up to two directors if at any time or times dividends payable on the Exchangeable Preferred Stock shall be in arrears and unpaid for three consecutive full semi-annual periods. The Issuer's Form 10-K for the annual period ended December 31, 1997 stated that no dividends on the Exchangeable Preferred Stock were declared or paid during fiscal years 1992 through 1997. Consequently, VP and E&P believe that, pursuant to the terms of the Issuer's amended and restated articles of incorporation (the "Articles"), there are currently two vacancies on the Board of Directors of the Issuer, constituting the "Class D" directors, who may be elected exclusively by the holders of the Exchangeable Preferred Stock. VP and E&P also believe that the holders of the Exchangeable Preferred Stock currently have the right to elect, voting separately as a class, the two "Class D" directors to the Board of Directors of the Issuer at a special meeting of the stockholders of the Issuer held for the purpose of electing directors. VP believes that the Issuer should comply in good faith with the terms of its own Articles for the benefit of all holders of the Exchangeable Preferred Stock.

         VP currently intends to exercise these voting rights and, in that regard, on February 3, 1997 delivered by registered mail to the Issuer two letters. The first letter, a demand by Cede & Co. ("Cede") (the official "record" holder of the shares of Exchangeable Preferred Stock beneficially owned by VP), which confirmed and renewed VP's prior demands (in VP's letter to the Issuer dated December 23, 1997) and demanded that: (i) the Issuer call and hold a special meeting of the holders of the Exchangeable Preferred Stock on March 31, 1997, or, if not called by the Issuer, Cede designated itself to call such a meeting and called the special meeting to be held on April 4, 1997 at 2:00 p.m. at the offices of VP's special counsel in Washington, D.C.; (ii) VP's nominees (Mr. Julio Heurtematte and Mr. Malcolm M.B. Sterrett) be put on the ballot for election as Class D directors; and (iii) the Issuer provide to Cede a stockholder list pursuant to the Maryland General Corporation Law and the Articles of the Issuer. The second letter, from VP, made a demand pursuant to Rule 14a-7 promulgated under Securities Exchange Act of 1934 for a list of the holders of the Exchangeable Preferred Stock A copy of that correspondence (without exhibits) was attached as Exhibit A to Amendment No. 5.

         The Issuer never responded to the requests made by Cede or VP.

         However, on February 26, 1997, the Issuer filed suit against Cede in the Circuit Court for Loudoun County, Virginia, Chancery No. 17531, seeking a declaratory judgment as to: (i) whether the Issuer is required to enlarge its Board of Directors by two directorships; (ii) whether the holders of the Exchangeable Preferred Stock are entitled to elect two Class D directors; and
(iii) whether the Issuer is obligated to call a special meeting, or alternatively, whether Cede is entitled to call such a meeting. A copy of the Issuer's Bill of Complaint against Code was attached as Exhibit B to Amendment No. 5.

         On March 28, 1997, Cede removed the action commenced by the Issuer to the United States District Court for the Eastern District of Virginia, Alexandria Division (the "Court").

---------------------------------           ------------------------------------
CUSIP No. 87969B 20 0                                          Page 6 of 8 Pages
---------------------------------           ------------------------------------

         On April 22, 1998, the Court issued a declaratory judgment holding that the holders of the Exchangeable Preferred Stock were entitled to elect two Class D Directors. In support of that holding, the Court issued an injunction preventing the Issuer from interfering with the right of VP (through Cede) to elect the two Class D directors to the Issuer's board of directors and ordered the Issuer to comply with Maryland law requiring the Issuer to provide to VP a copy of its list of the holders of the Exchangeable Preferred Stock. The Court ordered that the parties work to agree on the preparation of a final order of the Court to be submitted to the Court on or before 5:00 p.m. Friday, May 1, 1998.

         In its Memorandum Opinion, the Court found the Issuer's argument that dividends must be "legally capable of being paid" before they are payable to be "nonsensical," that the views of the Issuer's general counsel amounted to "no more than the opinion testimony of a partisan lawyer" and that "the public interest is served by the issuance of the injunction." In short, the Court found that both the intrinsic and extrinsic evidence pointed "persuasively, if not conclusively" to the conclusion that the dividends on the Exchangeable Preferred Stock are due and thus the holders of the Exchangeable Preferred Stock have the right to elect two directors whenever dividends are not paid for the requisite period "for whatever reason..." A copy of the Court's Order and its Memorandum Opinion are attached hereto as Exhibit A.

         VP currently intends to do one or more of the following: (i) have its litigation counsel provide to the Court a final order setting forth the specific parameters of the special meeting to be held by the Issuer to elect two Class D directors; (ii) vote its shares of the Exchangeable Preferred Stock in favor of one or more of its (or other) nominees for the Class D director positions; (iii) enter into discussions with the Issuer with respect to its rights as a holder of the Exchangeable Preferred Stock; (iv) take such other action, in its sole discretion, to facilitate the above, including contacting other holders of the Exchangeable Preferred Stock and, possibly, the solicitation of proxies in favor of VP's or another person's nominees; (v) seek judicial enforcement of its legal rights as a stockholder of the Issuer, if necessary, in VP's discretion; (vi) exercise any or all rights available to holders of the Exchangeable Preferred Stock; or (vii) take any other action it may deem to be appropriate and in its interest as set forth above.

         In the future, VP or E&P may determine to purchase additional shares of the Issuer's Exchangeable Preferred Stock (or other securities of the Issuer), or VP or E&P may determine to sell shares of the Exchangeable Preferred Stock. Any such determination will depend upon a number of factors, including market prices, the Issuer's prospects and alternative investments.

         While VP and E&P intend to exercise their rights as stockholders, except as set forth above, none of VP, E&P or Mr. Ewing currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's Articles of Incorporation, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of

---------------------------------           ------------------------------------
CUSIP No. 87969B 20 0                                          Page 7 of 8 Pages
---------------------------------           ------------------------------------

control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above."

         Item 7. Material to be Filed as Exhibits

                  Exhibit A - Court Order and Memorandum Opinion.

---------------------------------           ------------------------------------
CUSIP No. 87969B 20 0                                          Page 8 of 8 Pages
---------------------------------           ------------------------------------

                                   SIGNATURES




         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 6 to the Schedule 13D is true, complete and correct.


Value Partners, Ltd.



By:      Ewing & Partners,
         its General Partner


         /s/ Timothy G. Ewing
         -------------------------
         Timothy G. Ewing, Partner


Date:  April 27, 1998




Ewing & Partners


By:
         /s/ Timothy G. Ewing
         -------------------------
         Timothy G. Ewing, Partner

Date:  April 27, 1997

                                    EXHIBIT A

                   IN THE UNITED STATES DISTRICT COURT FOR THE

                          EASTERN DISTRICT OF VIRGINIA

                               Alexandria Division



TELOS CORPORATION                           )
        Plaintiff,                          )
                                            )
v.                                          ) CASE NO. 1:97CV0439
                                            )
CEDE & CO.                                  )
        Defendant                           )

                                    O R D E R

         The matter is before the Court on the defendant's motion for summary judgment. For the reasons set forth in the Accompanying Memorandum Opinion dated April 22, 1998 (i) defendant's motion for summary judgment is GRANTED.

         It is further ORDERED that the parties are directed to meet and confer regarding an appropriate form of a final order (i) enjoining the plaintiff from interfering with the right of defendant to elect two Class D directors to the plaintiff's board of directors; and (ii) compelling plaintiff to comply with Maryland Code ss. 2-513(a).1

         If the parties are able to agree to an appropriate form of a final order, defendant is directed to submit that final order to the Court on or before 5:00 p.m. on Friday, May 1, 1998. In the event the parties cannot agree on an appropriate form of a final order, the parties are directed to submit simultaneous memoranda setting forth their views on the appropriate form of a final order on or
--------
1 Of course, no injunction need be entered if the parties advise the Court that plaintiff will follow and abide by the Court's rulings set forth in the Memorandum Opinion dated April 22, 1998.

before 5:00 p.m. on Thursday, April 30, 1998 and to appear before the Court for oral argument at 10:00 a.m. on Friday, May 1, 1998.

         The Clerk is directed to send copies of this Order along with the Memorandum Opinion to counsel of record.


                                                  /s/ T. S. Ellis, III
                                                  ----------------------------
                                                  T. S. Ellis, III
                                                  United States District Judge


Alexandria, Va.
April 22, 1998

                   IN THE UNITED STATES DISTRICT COURT FOR THE
                          EASTERN DISTRICT OF VIRGINIA
                               Alexandria Division



TELOS CORPORATION,                          )
                                            )
        Plaintiff,                          )
                                            )
           v.                               )  Civil Action No. 97-439-A
                                            )
CEDE & CO.,                                 )
                                            )
        Defendant.                          )

                               MEMORANDUM OPINION

         The central question presented in this removed action for declaratory and injunctive relief involves the interpretation of corporate charter provisions governing voting rights of holders of a certain class of stock. These charter provisions state, in essence, that the holders of a class of preferred stock, denominated "Exchange Preferred Stock" ("EPS"), are entitled to receive cumulative dividends semi-annually out of legally available funds, and that if dividends "payable" on the stock are unpaid for three consecutive semi-annual periods, then holders of the EPS have the right to elect two members of the corporation's board of directors. The parties do not dispute that no dividends have been paid to the holders of EPS for at least the requisite three semi-annul periods. But the parties do dispute whether any dividends were "payable" during these periods and hence they dispute whether EPS holders have the right to elect two directors.

         In light of this dispute, plaintiff, Telos Corporation, brought suit in state court seeking a declaration, inter alia, that EPS holders, in these circumstances, have no right to elect two directors. Defendant, Cede & Co. ("Cede"), holder of a block of EPS, removed the suit to federal court and counterclaimed seeking a contrary declaration as well as injunctive relief to require Telos (i) to provide Cede with a list of EPS holders and (ii) to call a special meeting for the election of the two directors by EPS holders. Because no material facts are genuinely disputed, and for the reasons stated herein, defendant Cede is entitled to summary judgment and injunctive relief.

                                       I.

         C3, Inc., Telos' predecessor, issued approximately three and a half million shares of EPS in 1989 in connection with a merger involving Knoll Capital Management L.P. and C3. The Agreement and Plan of Merger, dated May 9, 1989, provided for the distribution of EPS shares to any C3 common stockholders who did not tender their shares in response to the 1988 tender offer that preceded the merger. The merger parties prepared an annex to the Agreement and Plan of Merger entitled "Summary of Proposed Terms $28,554,330 12% Exchangeable Redeemable Preferred Stock" ("Proposed Term"). This document provided that "holders of the Preferred Stock [EPS] shall be entitled, voting as a class, to elect up to two additional directors to the Board of Directors of [Telos] if, and for so long so, three dividends have not been paid on the [EPS]." Thereafter, the Agreement and Plan of Merger was submitted to the shareholders for approval. In connection with the shareholders' meeting held for this purpose, Telos1 sent its common shareholders a Proxy Statement/Prospectus ("Prospectus"), the purpose of which was to provide these shareholders with a description of the terms of the EPS, including voting rights. Of particular relevance here, the Prospectus stated that:

         "If the Company fails to pay dividends on the Preferred Stock either in case or additional shares of Preferred stock for three consecutive semi-annual periods, the Board of Directors

--------
     1 To avoid confusion C3 is hereinafter referred to as Telos, even where the reference is to a time before C3 was renamed.

         will be increased by up to two directors and the holders of the Preferred Stock, voting as a class, will be entitled to elect the directors of the Company to fill such newly created directorships."

(emphasis added).

Consistent with the Agreement and Plan of Merger, Telos' corporate charter2 set forth the terms adopted by the shareholders in connection with the merger. Specifically, the charter provisions relating to EPS voting rights are as follows:

         Article Fifth, Section (C) (2)(a)
         ---------------------------------

         The holders of the shares of Exchangeable Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative dividends at the annual rate of 12% ($1.20) per share and no more. Such dividends shall be payable, in preference to dividends on the Junior Securities, in equal semi-annual payments out of funds legally available therefore. . . . Dividends payable on shares of Exchangeable Preferred Stock (whether payable in cash or in stock) shall be fully cumulative and shall accrue (whether or not earned or declared), without interest, from the date of issuance of the Exchangeable Preferred Stock at the Effective Date.

         Article Fifth, Section (C) (7) (b) (i)
         --------------------------------------

         If at any time or times dividends payable on Exchangeable Preferred Stock shall be in arrears and unpaid for three consecutive full semi-annual periods, then the number of directors constituting the Board of Directors, without further action, shall be increased by up to two directors and the holders of the Exchangeable Preferred Stock shall have the exclusive right, voting separately as a class, to elect the directors of the Corporation to fill such newly created directorships, which directors shall be designated
         "Class D" directors. . . . . .

         It appears that Telos issued and has outstanding 3,595,586 shares of EPS. Approximately 19.87% of Telos' EPS (714,317 shares) are held by Cede as the record owner for the benefit of the Value Partners, purchaser of the stock. It is undisputed that no dividends have been paid on EPS since December 1991. Indeed, dividends on EPS have been in arrears for at least eleven consecutive semi-annul periods. Given this, Cede made written demands, pursuant to the Charter, for a special meeting of stockholders to elect two Class D directors.

--------
     2 The charter's correct title is "Articles of Amendment and Restatement."

As record holder of 19.87% of EPS, Cede requested an April 4, 1997 meeting and sought to nominate two persons as Class D directors. In another written demand, Cede also sought to inspect and copy Telos' list of EPS shareholders.3 Telos rejected all demands, and instead filed this action in the Circuit Court for the City of Alexandria. Citing the existence of diversity jurisdiction, Cede removed the action to this Court where the matter is now ripe for disposition.

         In essence, the parties dispute the meaning of the term "payable" as it appears in Article Fifth, Section (C)(7)(b)(i) of Telos' corporate Charter. Cede contends that "payable" in that section means "due" or "owed", and that since dividends on EPS are cumulative and accrue whether or not earned or declared, the failure to pay dividends on EPS for three consecutive semi-annul periods has triggered EPS holders' right to elect two Class D directors. Telos counters by arguing that "payable" in Section (C)(7)(b)(i) means "legally available" for payment, and since various legal impediments

--------
     3 The details of the parties' various oral and written communications in this regard are not relevant to the disposition of the dispute. Also immaterial is the parties' dispute over whether Value Partners, as the beneficial owner of EPS, had standing to make the demands. Cede, the record owner, has also made the same demands.

have prevented Telos from paying any dividends on EPS throughout the relevant time period,4 the right of EPS holders to elect two Class D directors has not yet been triggered.

                                       II.

         The starting point in the analysis of this diversity dispute must be the determination of the proper governing state law.5 As this is a diversity matter, Virginia's conflicts of law rules apply. See Klaxon Co. v. Stentor Elec. Mfg. Co., Inc,. 313 U.S. 487, 496 (1941). And Virginia's rules provide that where the construction of a contract is disputed, the law of the place of the making of the contract controls. See Christian v. Bullock, 205 S.E. 2d 635, 638 (Va. 1974). Because a corporate charter is essentially a contract and because Telos' charter is a Maryland charter, the law of Maryland controls. See Board of Incorporators of African Methodist Episcopal Church, Inc. v. Mt. Olive African Methodist Episcopal Church of Fruitland, Inc., 672, A.2d 679, 692 (Md. App.

--------
     4 According to Telos, Maryland law and the charter preclude payment of any EPS dividends because (1) the terms of outstanding loan agreements prohibit payment of the dividends, (2) payment would result in breach or default of loans, (3) holders of senior securities have not been paid dividends in full,
(4) payment of the dividends would prevent Telos from paying its debts and (5) payment of the dividends would prevent Telos from satisfying the preferential rights of senior shareholders upon liquidation. For purposes of the motions at bar, Cede does not dispute Telos' claim that there are legal obstacles to the payment of EPS dividends. In Cede's view, the reasons for the nonpayment are irrelevant because it is the fact of non-payment for the requisite period, whatever the reason, that is sufficient to trigger the voting rights of EPS holders. Given the result reached here, it is unnecessary to consider the validity or merits of any of the reasons Telos cites for non-payment of EPS dividends.

     5 But, of course, federal law governs with respect to the proper summary judgment standard, See Rule 56, Fed. R. Civ. P.; See also Anderson V. Liberty Lobby, Inc., 477 U.S. 242 (1986).

1996) (a corporation's charter is a contract between the corporation and its shareholders and the general rules of contract interpretation apply to construe the charter).

                                      III.

         The next step in the analysis is to examine the charter language through the lens of Maryland law to determine the meaning of Section
(C)(7)(b)(i). In Maryland, as elsewhere, it is settled that a corporate charter is essentially a contract between the corporation and its shareholders and the general rules of contract interpretation therefore apply to construe the charter provisions. See Board of Incorporators, 672 A.2d at 692; see also Waggoner v. Laster, 581 A.2d 1127, 1134 (Del. 1990). And, when the plain and ordinary meaning of the contract or charter language is unambiguous, that meaning governs as a matter of law and the interpretive effort is at an end. See Pacific Indem. Co. v. Interstate Fire & Cas. Co., 488 A.2d 486, 489 (Md. 1985); Son v. Margolius, Mallios, Davis, Rider & Tomar, 689 A.2d 645, 656 (Md. App. 1997). Only if there is an ambiguity may a court resort to other rules of contract construction and consider extrinsic evidence. When the extrinsic evidence clarifies the ambiguity, the contract interpretation is a matter for the court. See Pacific Indem. Co., 488 A.3d at 489; DMH Joint Venture v. Hahner, 562 A.2d 772, 778 (Md. App. 1989). These principles, applied here, are dispositive.

         In common parlance, the plain and ordinary meaning of "payable" is "due" or "owed". An account or bill is payable when it is required to be paid, i.e., when it is due or owed. Dictionaries, the usual repositories of plain meaning, confirm that "due" or "owed" is the plain meaning of

"payable".6 If this is the plain meaning of "payable" in Section (C)(7)(b)(i) of the charter, the EPS holders' voting rights have been triggered because EPS dividends have been due and owed, i.e., payable, for the requisite period, notwithstanding the existence of any legal obstacles to actual payment.

         Yet, the analysis does not end here, as Telos points out that some dictionaries include "capable of being paid" among the acceptable definitions for "payable". See Black's Law Dictionary, supra note 6. This definition, Telos argues, means that "payable" in the context of the charter may be read to mean "legally" capable of being paid, thereby rendering the term "payable" ambiguous in the context of Section (C)(7)(b)(i). Ultimately, this argument fails, for even assuming, arguendo, that some ambiguity infects the term "payable",7 that

--------

     6 See, e.g.,

       Webster's II New Riverside Dictionary 863 (1984) (defining "payable") as "(r)equired payment on a certain date: DUE;" and "(s)pecifying payment to a particular person");

       American Heritage Dictionary 963 (1979) (defining "payable" as "(r)requiring payment on a certain date; due");

       Webster's Third New International Dictionary 1659 (1971) (defining "payable" as "requiring to be paid; capable of being paid; due; specifying payment to a particular payee, at a specified time or occasion, or in a specified manner; capable of being profitably worked; profitable; paying");

       Black's Law Dictionary 1128 (6th ed. 1990) defining "payable" as "(c)apable of being paid; suitable to be paid; admitting or demand payment; justly due; legally enforceable. A sum of money is said to be payable when a person is under an obligation to pay it. Payable may therefore signify an obligation to pay at a future time, but, when used without qualification, term normally means that the debt is payable at once, as opposed to owing."

      7 Under Maryland law, an ambiguity "arises only if the language is reasonably susceptible to more than one meaning by a reasonably prudent lay person." DMH Joint Venture, 562 A.2d at 778 (quoting Walker v. Fireman's Fund Ins. Co., 505 A.2d 884, 886 (Md. App. 1986)). The notion that a reasonably prudent lay person would view the term "payable" as susceptible of the meaning Telos ascribes to it is strained at best.

ambiguity disappears when the charter as a whole and its purpose are taken into account. See Walker, 505 A.2d at 886 (courts interpreting contract must "construe the instrument as a whole" and "examine the character of the contract, its purpose and the facts and circumstances of the parties at the time of execution") (internal quotation marks and citations omitted).

         To begin with, convincing evidence that payable means "due" or "owed" not "legally capable of being paid," appears in Section (C)(2)(a) of the charter, which makes clear that "payable" dividends on EPS (i) "shall be" paid in equal semi-annual installments, (ii) "shall be fully cumulative," and (iii) must accrue "whether or not earned or declared" from the date of issuance. Thus, EPS dividends accrue whether or not earned. Put another way, EPS dividends accrue whether or not they can legally be paid, for "earned" dividends refers to legally payable dividends. Given this, to read "payable" as meaning "legally capable of being paid" renders Section (C)(2)(a) nonsensical. Specifically, the section would then be read to say that dividends that are "payable", that is legally capable of being paid, shall accrue whether or not they are legally capable of being paid. Such a reading, of course, is nonsense. In short, Section
(C)(2)(a) can be given sensible content only if "payable" is given its plain meaning of "due" or "owed."

         Section (C)(2)(a) contains further compelling, indeed conclusive, evidence that "payable" in the charter must mean "due" or "owed," not "legally capable of being paid." Thus, twice the section expressly uses the phrase "funds legally available" to indicate those circumstances when the payment of dividends is legally restricted. This confirms that the charter's drafters used the phrase "funds legally available" when they intended to convey the meaning "legally capable of being paid" and they used the term "payable" when they meant "due" or "owed." This is especially evident in Section (C)(2)(a)'s penultimate sentence, which reads as follows: "Such [EPS] dividends shall be payable [i.e. "due" or "owed"] in preference to dividends on the Senior Securities, in equal semi-
annul payments out of funds legally available therefore . . . ." (emphasis added). Once again, it is evident that the section makes sense only if "payable" is construed as "due" or "owed", and not as "legally capable of being paid."

         Further support for this result is found in the underlying purpose of Section (C)(7)(b)(i). This provision is typical of those drafted in connection with preferred stock for the purpose of conferring on preferred stockholders a contingent right to board representation in the event the corporation experiences financial distress, as often evidenced by the failure to pay the dividends on the preferred stock.8 Significantly, this purpose would be frustrated were Telos' argument to prevail here. In that event, EPS holders would gain voting rights only in those narrow circumstances where the corporation is financially able to pay EPS dividends, but simply chooses not to do so, while no voting rights would exist in the more common circumstances where the corporation is in financial distress and hence not legally able to pay dividends. Yet, it is in precisely these latter circumstances that preferred stockholders need board representation to protect their corporate stake. And, it is precisely for these circumstances that Section (C)(7)(b)(i) is designed.

         If the intrinsic evidence--namely (i) the plain meaning, (ii) the terms and structure of other charter provisions and (iii) the purpose of the provision--all points persuasively to the conclusion that "payable" means due or owed, the extrinsic evidence of the charter drafter's intent is equally compelling. This evidence includes the various transactional documents--the Proposed Term and

--------
     8 See, e.g. Weinberg v. Baltimore Brick Co., 114 A.2d 812, 812 (Del. 1955) ("a shift in control from common to preferred stockholders upon the existence of arrearages [in the payment of preferred dividends] is one way of according special rights to preferred stock").

the Prospectus--all of which reflect that EPS holders' voting rights were intended to be triggered by the nonpayment of EPS dividends for whatever reason; none of these documents limit or restrict EPS voting rights to circumstances where Telos is not legally barred from paying such dividends. And significantly, this view of EPS voting rights was confirmed under oath by the only person identified in discovery as a participant in both the merger negotiations and the drafting and revising of the merger documents and the charter.9 This witness testified, inter alia, that the Prospectus, filed with the SEC and sent to shareholders, accurately described EPS holders' voting rights as arising not just when EPS dividends remain unpaid for the requisite period owing to some legal obstacle, but simply whenever "the Company fails to pay [EPS] dividends." Of course, the Prospectus itself is particularly reliable extrinsic evidence of the nature of EPS voting rights because it is required by federal law to describe these rights accurately. See 15 U.S.C. ss. 77j (1997); SEC v. Manor Nursing Ctrs., Inc., 458 F.2d 1082, 1098-99 (2nd Cir. 1972) (inaccurate prospectus violated ss. 77j). In this witness's view, the presence of any Maryland law prohibition or restriction on payment of dividends based on the company's financial condition or its outstanding loans was not intended to affect the right of EPS holders to elect two directors pursuant to Section
(C)(7)(b)(i). In


--------
     9 In opposition to Cede's motion for summary judgment, Telos submitted the declaration of its general counsel setting forth his view that "payable" in the charter must be read to mean "legally capable of being paid." Because this declarant was not involved in the merger negotiations or in the drafting of the charter and related documents, his testimony amounts to no more than the opinion testimony of a partisan lawyer. As such, it is neither probative nor persuasive, if indeed it is competent evidence at all. See Robinson v. State, 702 A.2d 741, 747-48 (Md. 1997) (lay opinion testimony must be "derived from first-hand knowledge"), see also Md. Rule 5-701 (providing that "(i)f the witness is not testifying as an expert, the witness's testimony in the form of opinions or inferences is limited to those opinions or inferences which are (1) rationally based on the perception of the witness and (2) helpful to a clear understanding of the witness's testimony or the determination of a fact in issue").

sum, both intrinsic and extrinsic forms of evidence point persuasively, if not conclusively, to the conclusion that "payable" in Section (C)(7)(b)(i) means due or owed, from which it follows that EPS holders' right to elect two board members arises whenever dividends on this stock are not paid for the requisite period for whatever reason, including any legal prohibition or obstacle.

         Finally, it is worth noting that while there appears to be no case involving precisely the charter language at issue here, courts considering similar charter language have consistently recognized the right of preferred shareholders to elect directors when a company failed to pay dividends.10 Particularly pertinent is In re Wisconsin Cent. Ry. Co., 94 F.Supp. 165, 169 (D.Minn. 1950) where the district court enforced preferred stockholder voting rights on nonpayment of dividends, as provided in the charter, notwithstanding that the payment of the dividends was legally precluded by bankruptcy proceedings and court orders.

         In sum, Telos' charter, properly construed, confers certain voting rights on EPS holders whenever EPS dividends are not paid, for whatever reason, over the requisite three consecutive semi-annual periods. Accordingly, Cede is entitled to summary judgment in this matter and to a judicial declaration of its rights. Moreover, an injunction enjoining Telos from interfering with the


--------
     10 See Petroleum Rights Corp. v. Midland Royalty Corp., 167 A. 835, 836 (Del. Ch. 1933) (court denied preliminary injunction to prevent preferred stockholders from exercising voting rights based on charter provision stating that if "dividends for six (6) quarterly periods (whether consecutive or not)
payable on the Preferred Stock shall be unpaid. . . .the holders of the
Preferred Stock shall be entitled to notice of and to vote at all meetings of stockholders and to elect a majority only of the Board of Directors of the corporation, so long as the surplus of the corporation applicable to the payment of dividends shall be insufficient to pay all accrued dividends. . . "); Giammalvo v. Sunshine Mining Co., No. 12842, 1994 WL 30547, at *6 (Del. Ch.
1994) (court construed charter provision to confer on preferred stockholders the right to elect two directors on nonpayment of dividends for two consecutive quarterly periods and a third director (added to the board) if nonpayment continues for a total of four consecutive quarterly periods).

election of two Class D directors by EPS holders is appropriate as Cede has convincingly demonstrated that (i) it has succeeded on the merits of its claim,
(ii) there is no adequate remedy at law, (iii) the balance of the equities favors Cede, and (iv) the public interest is served by the issuance of the injunction. See Nissan Motor Corp. v. Maryland Shipbuilding and Drydock Co., 544 F.Supp. 1104, 1122 (D.Md. 1982); see also Blackwelder Furniture Co. of Statesville, Inc. v. Seilig Mfg. Co., Inc. 550 F.2d 189, 195 (4th Cir. 1977). Telos' arguments to the contrary are refuted by the facts and the law. See AHI Metnall, L.P. v. J.C. Nichols Co., 891 F.Supp. 1352, 1359-60 (W.D.Mo. 1995)
(minority shareholders irreparably harmed by, and entitled to injunction against, enforcement of bylaw amendment designed to prevent minority stockholders from proposing director candidates); ER Holdings, Inc. v. Norton Co., 735 F.Supp. 1094, 1102-03 (D.Mass. 1990) (finding irreparable harm when management sought to disenfranchise shareholder vote); International Banknote Co., Inc. v. Muller, 713 F.Supp. 612, 623 (S.D.N.Y. 1989) ("corporate management subjects shareholders to irreparable harm by denying them the right to vote their shares or unnecessarily frustrating them in their attempt to obtain representation on the board of directors").

                                       IV.

         Finally, Cede seeks accesss to Telos' list of stockholders. Here again, injunctive relief is warranted because Maryland law grants Cede the right to obtain such a list and Telos has refused to provide it.

         Section 2-513(a) of the Maryland General Corporation Law provides that any record holder of at least five percent of any class of the outstanding stock of a Maryland corporation has a right to a list of the corporation's stockholders. See Md. Code Ann., Corporations & Associations Section 2-513(a)
(1993);

see also Caspary v. Louisiana Land and Exploration Co., 707 F.2d 785 (4th Cir.
1983) (applying Section 2-513(a). Subsection (b) of this provision establishes the procedure implementing this right. In essence, the procedure requires that within 20 days of a request for such information, a corporation must "prepare and have available on file at its principal office . . . a [stockholder] list verified under oath . . .which sets forth the name and address of each stockholder and the number of shares of each class which the stockholder holds." Md. Code Ann., Corporations & Associations Section 2-513(b).

         Acting pursuant to this statute, Cede requested that, within 20 days, Telos provided Cede with access to a verified list of stockholder's names and addresses. Telos has steadfastly declined to do so. In the circumstances, injunctive relief is warranted to compel Telos to meet its statutory obligation to Cede to provide a verified stockholder list.

         For the reasons here stated, an appropriate order and injunction will issue.

                                                  /s/ T.S. Ellis, III
                                                  ----------------------------
                                                  T.S. Ellis, III
                                                  United States District Judge

Alexandria, Va.
April 22, 1998